
October 5, 2011

<u>Via Email</u>
Emily Broussard Sperandio
Senior Director, Corporate Counsel - Securities and Corporate Governance
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

Re: Sysco Corporation
Definitive Proxy Statement on Schedule 14A
Filed October 4, 2011
File No. 001-06544

Dear Ms. Sperandio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director